Item 77c

On April 29, 2010 the Annual Meeting of Shareholders of the Fund was held to elect three Trustees and to approve the Fund's Portfolio Management Agreement with Cornerstone Capital Management, Inc. (“Cornerstone”). On February 12, 2010, the record date for the meeting, the Fund had outstanding 182,678,079 shares of common stock. The votes cast at the meeting were as follows:

Proposal to elect three Trustees:

	For	Withheld
Richard W. Lowry	98,138,430	28,246,287
John J. Neuhauser	98,049,120	28,335,597
Richard C. Rantzow	97,967,971	28,416,746

The meeting was adjourned with respect to the proposal to approve the Fund’s Portfolio Management Agreement with Cornerstone and reconvened on May 7, 2010. The votes cast at the meeting were as follows:Proposal to approve the  Portfolio Management Agreement:

For	Against	Abstain	Non-Votes
84,993,249	16,073,754	11,054,063	14,263,651